BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2006 and 2005
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at November 10, 2006 and contains certain “Forward-Looking Statements” within the meaning of Canadian securities laws and United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration and operating results and future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties including those set out in the Company’s Annual Information Form dated March 30, 2006 filed electronically under the Company’s name at www.sedar.com. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended September 30, 2006 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005.

RESULTS OF OPERATIONS
Third Quarter 2006 and 2005
The Company reported net earnings for the quarter, under Canadian GAAP, of $0.2 million ($0.00 per share) compared with a loss of $24.9 million in the same period last year (negative $0.06 per share). If net earnings under Canadian GAAP were adjusted to exclude certain non-cash items consisting of unrealized non-hedge derivative gains or losses, stock-based compensation expense and future income taxes, the adjusted earnings for the third quarter of 2006 would be a loss of $2.4 million (negative $0.01 per share) compared with an adjusted loss of $12.3 million in the same period last year (negative $0.03 per share). The improved results in 2006 were primarily due to the recommencement of operations at the Refugio Mine and higher realized gold prices.

Gold revenue for the third quarter of 2006 increased by 85% over the same period in 2005 to $50.3 million on sales of 83,164 ounces. The increase in revenue was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005 and to a $172 per ounce increase in the average realized gold price to $604 per ounce. Mine operating earnings improved to $8.3 million in the third quarter of 2006 compared to a mine operating loss of $5.8 million in the same period last year. The Company’s consolidated gold production was 82,819 ounces (Q3 2005 – 59,654 ounces) in the quarter at an operating cash cost of $373 per ounce (Q3 2005 - $357 per ounce). Cash flow from operations, before changes in non-cash working capital, was $10.5 million in the quarter which was $14.5 million higher than in the corresponding period in 2005.

Summary of Unaudited Quarterly Results:

		2006			2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Gold revenue	50,256	50,797	47,071	37,036	27,146	22,357	21,478	26,445
Mine operating earnings (loss)	8,288	7,204	6,282	1,204	(5,822)	(5,723)	(9,274)	(11,152)
Net earnings (loss)	193	18,051	(35,458)	(28,921)	(24,875)	(12,345)	(14,816)	(44,649)
Net earnings (loss) per
common share – basic & diluted	0.00	0.04	(0.08)	(0.06)	(0.06)	(0.03)	(0.04)	(0.12)
Cash from (to) operations before
changes in non-cash working
capital	10,537	10,667	7,969	6,103	(3,994)	(4,506)	(5,856)	(5,460)
Cash from (to) operations	3,290	11,051	2,696	2,169	(2,005)	(6,999)	(9,070)	(6,668)

For the nine months ended September 30, 2006, the Company reported a net loss, under Canadian GAAP, of $17.2 million (negative $0.04 per share) on revenue of $148 million compared with a net loss of $52 million (negative $0.13 per share) on revenue of $71 million in the prior year’s period. For the nine months ended September 30, 2006, the Company reported adjusted net earnings of $16.5 million ($0.04 per share) compared with an adjusted loss of $36.2 million (negative $0.09 per share) in the 2005 period. The significant improvement in the Company’s net results for the nine months ended September 30, 2006 over the same period in 2005 was mainly due to an increase in mine operating earnings of $42.6 million as a result of higher gold production and realized gold prices in 2006. In addition, a gain of $21.5 million was realized in the second quarter of 2006 from the sale of approximately 2.1 million shares of Arizona Star Resource Corp., which was offset by an unrealized non-hedge derivative loss of $17.3 million and a future income tax expense of $7.3 million.

Non-GAAP Measures
The adjusted net earnings (loss) measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

	Third quarter		Nine months
	2006	2005	2006	2005

Canadian GAAP net earnings/(loss) per
financial	$193	$(24,875)	$(17,214)	$(52,036)
statements
Unrealized non-hedge derivative (gains)/losses	(10,315)	10,921	17,322	14,170
Stock-based compensation expense	1,436	600	9,122	3,173
Future income tax (recovery)/expense	6,288	1,091	7,296	(1,530)
Adjusted net earnings/(loss)	$(2,398)	$(12,263)	$16,526	$(36,223)

Adjusted net earnings/(loss) per share	$(0.01)	$(0.03)	$0.04	$(0.09)

Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

	Third quarter		Nine months
	2006	2005	2006	2005

Operating costs per financial statements	$33,008	$23,466	$99,641	$64,678
Inventory sales adjustment	115	(1,064)	(120)	1,173
Cash production costs	$33,123	$22,402	$99,521	$65,851

Gold production (in ounces)	82,819	59,654	252,185	174,064

Total cash cost per ounce of gold production	$400	$376	$395	$378

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Gold revenue
Gold revenue increased by 85% over the same quarter in 2005 due to the recommencement of operations at the Refugio Mine and the higher gold price received. The average gold price realized of $604 per ounce in the quarter was $172 per ounce higher than the average price received of $432 per ounce in the third quarter of 2005. The spot price of gold averaged $622 and $439 per ounce in the third quarters of 2006 and 2005, respectively.

The Company’s 50% share of the Refugio Mine operations accounted for $16.8 million of gold revenue in the third quarter of 2006 from the sale of 28,298 ounces at an average price of $592 per ounce (net of hedge losses of $0.8 million) while $14.1 million of revenue was contributed by the Julietta Mine (net of hedge losses of $0.7 million) from the sale of 23,538 ounces at an average price of $600 per ounce. In addition, the Petrex Mines accounted for $19.4 million of revenue from the sale of 31,328 ounces at an average price of $618 per ounce.

For the nine months ended September 30, 2006, the average price realized was $583 per ounce of gold on revenue of $148.1 million (on 254,023 ounces sold), compared with $422 per ounce on revenue of $71 million (on 168,049 ounces sold) for the first nine months of 2005.

	Third Quarter 2006			Third Quarter 2005
	Gold sold	Revenue	Avg. realized	Gold sold	Revenue	Avg. realized
	in ounces	$	$/ ounce	in ounces	$	$/ ounce

Refugio	28,298	16,751	592	-	-	-
Julietta	23,538	14,130	600	26,485	11,341	428
Petrex	31,328	19,375	618	36,268	15,805	436

	83,164	50,256	604	62,753	27,146	432

Operations
Gold production was 82,819 ounces in the third quarter of 2006, a 39% increase over the same period in 2005. The Company’s operating and total cash costs per ounce for the period were $373 and $400, respectively, compared with $357 and $376 in the prior year period.

	Third Quarter 2006			Third Quarter 2005
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	in ounces	$/ ounce	$/ ounce	in ounces	$/ ounce	$/ ounce

Refugio	29,767	341	370	-	-	-
Julietta	20,380	295	360	24,177	183	228
Petrex	32,672	452	452	35,477	476	476

	82,819	373	400	59,654	357	376

Refugio Mine
The Refugio Mine had a mine operating profit of approximately $5 million for the quarter ended September 30, 2006 and $13.4 million for the first nine months of 2006 (the Company’s 50% share). During the third quarter of 2006, the Refugio Mine produced 59,534 ounces of gold (the Company’s 50% share was 29,767 ounces) at an operating and total cash cost per ounce of $341 and $370, respectively. This compares to the original budget of 52,400 ounces of gold at an operating and total cash cost per ounce of $299 and $322 per ounce. Total operating costs were over budget mainly due to mining and processing more material at a lower grade than budget.

Ore crushed and stacked on the heap during the third quarter of 2006 exceeded budget by 16.5% due to improved maintenance and consistent plant performance. The plant averaged over 43,069 tonnes per day compared to a budget of 36,957 tonnes per day. However, the ore feed grade was approximately 24% below budget mainly as a result of the mine plan not being properly executed and reduced cutoff grades resulting from higher metal prices. Crushing and leaching operations have performed extremely well during the Chilean winter and unit operating costs continue to decline.

For the nine months ended September 30, 2006, the Refugio Mine produced 177,047 ounces of gold (the Company’s 50% share was 88,524 ounces) at an operating and total cash cost per ounce of $334 and $363, respectively.

The Refugio Mine has excellent exploration potential and the joint venture partners (Bema and Kinross) have agreed to a $2.9 million exploration budget for 2006. An 18,000 metre phase I drill program designed to infill a portion of the Pancho Deposit and explore its margins has been completed, and a $0.6 million phase 2 drilling program has commenced to infill critical areas. Metallurgical testing on the phase 1 samples is ongoing.

During the third quarter of 2005, the Company’s 50% share of costs at the Refugio Mine, relating to preparation of the mine for the recommencement of mining operations, totalled $3 million.

Care and maintenance costs and operating expenditures incurred during the recommencement and commissioning period of the Refugio Mine were expensed to operations as incurred.

Julietta Mine
The Julietta Mine had a mine operating profit of approximately $0.6 million for the quarter ended September 30, 2006 compared to $1 million in the same period in 2005. During the third quarter of 2006, the Julietta Mine produced 20,380 ounces of gold at an operating and total cash cost per ounce of $295 and $360 per ounce, respectively. This compares to the original budget of 20,259 ounces of gold at an operating and total cash cost per ounce of $249 and $303, respectively.

Operating costs were higher than budget mainly due to higher equipment and mill maintenance costs, as well as higher labour and reagent costs. Efforts are being made to reduce costs at the site, although worldwide escalation of commodity prices is a significant factor in the higher costs. In addition, silver production in the third quarter of 2006 was approximately 10% below budget. The Company applies its silver revenue as a credit against operating costs to produce an ounce of gold.

During the third quarter of 2006, the tailings pond expansion was completed to increase the storage capacity and new reagent mixing systems were installed for cyanide mixing and cyanide destruction. These installations are expected to significantly reduce the quantities of reagents needed and should be reflected in lower milling costs in the future. The Company has also made the decision to proceed with underground development of the newly discovered Evgenia deposit, approximately 8 kilometers from Julietta. Equipment has been ordered and development for mining is scheduled to start in the fourth quarter.

For the nine months ended September 30, 2006, the Julietta Mine produced 70,868 ounces of gold at an operating and total cash cost per ounce of $246 and $306, respectively.

For the third quarter of 2005, the Julietta Mine produced 24,177 ounces of gold at an operating cash cost of $183 per ounce and a total cash cost of $228 per ounce. For the nine months ended September 30, 2005, the Julietta Mine produced 67,417 ounces of gold at an operating and total cash cost per ounce of $199 and $247, respectively.

Petrex Mines
The Petrex Mines had a mine operating profit of $2.7 million for the third quarter of 2006 compared to an operating loss of $3.7 million in the same quarter in 2005. The improvement in mine operating earnings was mainly due to higher realized gold prices. Gold production from the Petrex Mines totalled 32,672 ounces in the quarter at a total cash cost of $452 per ounce compared to a forecast of 44,432 ounces for the quarter at $438 per ounce. Cash costs decreased by $106 per ounce in the third quarter of 2006 compared to the second quarter of 2006 due mainly to a 7.3% depreciation of the South African rand versus the U.S. dollar in the third quarter of 2006 and to a 17% increase of gold production over the second quarter of 2006. For the nine months ended September 30, 2006, the Petrex Mines produced 92,794 ounces of gold at a total cash cost per ounce of $493.

The shortfall in production compared to budget in the third quarter of 2006 was due to the performance of the underground operations. Delivered grades to the mill from underground improved during the quarter, but total tonnage from underground was significantly below budget. This resulted in a mill feed grade for the quarter of 2.1 grams of gold per tonne versus a budget of 2.7 grams per tonne. At #1 shaft, fifteen days of production were lost in September due to major maintenance requirements in the shaft. A large percentage of the shaft guides had to be replaced and the shaft spillage arrangement required modifications. At month end, this shaft was back to full production. All shafts continued to be hindered by a shortage of manpower, especially rock drill and winch operators. There were several illegal work stoppages at specific shafts during the quarter. Each time this type of event takes place, a number of workers are lost and must be replaced. Jongingozi, the underground mine contractor, has been recruiting additional workers from neighboring countries in an attempt to resolve this issue. Jongingozi has also increased wages in an attempt to be more competitive in the labor market.

The Petrex Mines produced 35,477 ounces of gold at a total cash cost of $476 per ounce during the third quarter of 2005 and 106,647 ounces of gold at a total cash cost of $461 per ounce for the nine months ended September 30, 2005. Adjusting for the rand gold put option gains (which were accounted for as non-hedge derivatives and therefore not included in gold sales revenue) would reduce the total cash cost per ounce to $449 and $406 for the three and nine months ended September 30, 2005, respectively.

On October 9, 2006, the Company’s 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, signed a Sale of Shares and Claims Agreement with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African Black Empowerment group. Under the terms of this agreement, Pamodzi can earn up to 51% of the shares of Bema SA by investing a minimum of ZAR75 million in cash and by vending additional assets into Bema SA. The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange during the fourth quarter of 2006 with an ultimate goal of acquiring and consolidating other mining interests in the East Rand mining district. Closing of this agreement is expected to occur by mid December 2006 and is subject to certain conditions, including due diligence, Board and regulatory approvals.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow the Company to convert its old order mining rights to new order mining rights well before the deadline imposed by South African Mining laws. As the new company will qualify as a BEE owned and controlled entity, it is expected that additional opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

The Company has also agreed with the Petrex lenders to convert the $18.8 million of outstanding Petrex loans as at September 30, 2006 into a 14% equity position in the new company, which is valued at a 35% discount, upon completion of the Pamodzi negotiations and listing of the new entity.

Depreciation and depletion
Depreciation and depletion expense increased by $2 million in the third quarter of 2006 compared with the third quarter of 2005. The Refugio Mine which recommenced operations in the fourth quarter of 2005 accounted for $1.3 million of this increase. In addition, depreciation and depletion expense increased by approximately $0.5 million at the Julietta Mine due to a higher depreciation charge per ounce of gold produced at the Julietta Mine.

Other expenses (income) General and administrative
General and administrative expense was $0.6 million greater in the third quarter of 2006 compared with the same period last year mainly due to increased corporate activities, including costs associated with compliance with the United States Sarbanes-Oxley Act and also to the weakening U.S. dollar, as the majority of corporate costs are incurred in Canadian dollars.

Interest and financing costs
Interest expense, net of amounts capitalized, was approximately $1.6 million in the third quarter of 2006 (Q3 2005 - $1.3 million) and consisted mainly of $0.5 million relating to the Petrex project loans (Q3 2005 - $0.5 million), $0.2 million (Q3 2005 - $0.3 million) to the Refugio capital equipment leases, $0.2 million to the Refugio working capital loans (Q3 2005 – $0.1 million) and $0.7 million (Q3 2005 - $0.4 million) to the accretion expense on the $70 million of convertible notes maturing February 26, 2011.

Interest and financing costs capitalized to the development of the Kupol property during the third quarter of 2006 totalled $6.9 million and consisted of $5.3 million relating to the Kupol Project Loan (drawdown of the Project Loan commenced on May 26, 2006; see Financing Activities section), $0.5 million to the accretion expense on the $70 million of convertible notes and $1.1 million to the amortization of deferred financing costs relating to the Kupol loan facilities.

Interest and financing costs capitalized to the development of the Kupol property during the third quarter of 2005 totalled $4.6 million and consisted of $2 million relating to the $150 million Kupol bridge loan (the bridge loan was fully repaid from a portion of the proceeds from the Kupol Project Loan in May 2006), $0.5 million to the accretion expense on the $70 million of convertible notes and $2.1 million to the amortization of deferred financing costs relating to the Kupol bridge loan. In the third quarter of 2005, approximately $0.3 million of interest and financing costs were capitalized to the development of the Refugio Mine.

General exploration
General exploration expense in the third quarter 2006 totalled $354,000 (Q3 2005 - $185,000) and related to general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
Stock-based compensation expense totalled $1.4 million in the third quarter of 2006 and related primarily to options granted during the first and second quarters of 2006 that vested in the quarter. As at September 30, 2006, approximately $4.1 million of the fair value of stock options previously granted remains to be expensed over their vesting period.

Foreign exchange gains and losses
During the quarter ended September 30, 2006, the Company recorded a net foreign exchange gain of $0.2 million of which approximately $0.5 million (relating mainly to the Petrex 50.7 million rand denominated working capital facility) resulted from the strengthening of the U.S. dollar relative to the rand, as the rand weakened from 7.12 rand to the U.S. dollar at June 30, 2006 to 7.64 rand at September 30, 2006 which was partially offset by a foreign exchange loss relating mainly to the Company’s Canadian dollar denominated cash balances, as the Canadian dollar weakened slightly against the U.S dollar during the quarter.

During the third quarter of 2005, the Company recorded a net foreign exchange loss of $0.8 million primarily resulting from the appreciation of the South African rand relative to the U.S. dollar.

Derivative gains and losses
During the quarter ended September 30, 2006, the unrealized non-hedge derivative gain of $10.3 million (Q3 2005 – negative $10.9 million) resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that did not qualify for hedge accounting as at September 30, 2006, based on spot prices of $599 per ounce for gold and $11.55 per ounce for silver. The unrealized fair value derivative liability recorded on the balance sheet totalled $104 million at quarter-end of which $52 million related to the contingent forward sales contracts assigned to Petrex, which are non-recourse to Bema.

In the third quarter of 2006, the Company realized non-hedge derivative losses of $4.1 million compared with $1.6 million in same period in 2005 from the close of the Petrex contingent gold forward contracts and Julietta forward contracts in the third quarter of 2006.

Investment gains
On March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property in Manitoba to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. On July 5, 2006, the sale was completed and Rolling Rock issued 8 million shares to the Company for its 70% interest in the property (the shares issued by Rolling Rock are subject to a TSX Venture Exchange mandated escrow agreement). Rolling Rock, upon completion of a feasibility study, will issue a further 4 million shares to the Company and upon commencement of commercial production will issue to the Company a further 3 million shares. Rolling Rock also granted a 1.5% net smelter return royalty to the Company. On July 5, 2006, upon receipt of the 8 million shares on closing, the Company owned 24% of the issued and outstanding common shares of Rolling Rock. At December 31, 2005, the carrying value of the Monument Bay property had been written down to its estimated fair value. During the third quarter of 2006, upon closing of the transaction, the Company recorded a gain of

$1.3 million, the difference between the estimated fair value of the 8 million shares of Rolling Rock at December 31, 2005 versus the actual fair value of these share received on the closing date of July 5, 2006.

Write-down of mineral property
On October 30, 2006, the Company entered into a stock purchase agreement to sell its 100% interest in the Yarnell gold property in Arizona. As a result, the remaining carrying value of the Yarnell property was written down by $2 million in the third quarter of 2006 to its estimated fair value.

Pursuant to the agreement, the buyer can acquire a 100% interest in Yarnell in consideration of the following:

(a)	$250,000 payable upon within 5 days after execution of the agreement;

(b)	a production payment of $675,000, payable within 180 days of commencement of production from the Yarnell property; and

(c)	a production royalty, upon commencement of production from the Yarnell property, consisting of a 1.5% net revenue royalty payable when gold prices exceed $400 per ounce.

Current and future income taxes
The current income tax expense of $2.1 million in the second quarter of 2006 consisted mainly of a net profits tax on the Julietta Mine operations of $1.9 million and withholding tax of $0.2 million accrued on interest charged by the Company on loans made to the Refugio Mine joint venture company, Compania Minera Maricunga (“CMM”). The future income tax expense of $6.3 million in the quarter related mainly to unrealized foreign exchange gains incurred by a subsidiary company in Russia as a result of the devaluation of the United States dollar relative to the Russian rouble.

The Company’s future income tax expense of $1.1 million in the third quarter of 2005 was the result of an increase in future income tax liabilities associated with the capitalization of interest and financing costs to property, plant and equipment.

Internal controls over financial reporting and disclosure
The Company maintains a system of internal controls over financial reporting designed to safeguard assets and ensure financial information is reliable. The Company undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, where appropriate, to improve the effectiveness of controls. In 2005, the Company focused on the design and assessment of the effectiveness of internal controls over financial reporting to enable it to meet the certification and attestation requirements of the United States Sarbanes-Oxley Act (“SOX”) for 2006. The Company presently files management certifications annually under Section 302 and Section 906 of SOX, and expects to comply with the reporting requirements of Section 404 of SOX as required by law.

The Company also maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Note 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-	Use of estimates;
-	Impairment assessment of the carrying value of property, plant and equipment;
-	Asset retirement obligations;
-	Future income tax assets and liabilities;
-	Depreciation, depletion and amortization;
-	Valuation of derivative instruments; and
-	Consolidation of variable interest entities.

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where management’s judgment is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying values of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating, capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying value. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

At December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated mineral reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 75% of the resources. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing resources. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations for the Julietta Mine will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Julietta Mine may be impaired and such impairment could be material.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa are not well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable mineral reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold and silver.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted CICA accounting guideline 15 - Consolidation of Variable Interest Entities which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company has determined that adoption of the new guideline did not have any impact on the Company’s reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the third quarter of 2006 with cash and cash equivalents of $139 million and working capital of $132 million compared to cash and cash equivalents of $67 million and working capital of $39 million at June 30, 2006. The increase in cash and working capital were due mainly to the proceeds received from a bought deal equity financing completed on September 7, 2006 for gross proceeds of Cdn.$132.25 million, including gross proceeds of Cdn.$17.25 million relating to the exercise of an over-allotment option by the underwriters (see Financing Activities section).

At December 31, 2005, Petrex was in breach of several loan coverage ratios under its loan agreements and is not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balances of the Petrex project loan facility and the rand denominated working capital facility, have been classified as current liabilities on the consolidated balance sheet as at September 30, 2006 and December 31, 2005. The Petrex debt facilities are non-recourse to Bema. The Company has agreed with the Petrex lenders to convert the $18.8 million of outstanding Petrex loans as at September 30, 2006 into a 14% equity position in Bema SA, which is valued at a 35% discount, upon completion of the Pamodzi negotiations and listing of the new entity.

Operating activities
Due to strong operational results from the Company’s three operating mines and the improved gold price, cash flow from operations, before changes in non-cash working capital, increased to $10.5 million in the quarter which was an improvement of $14.5 million over the corresponding period in 2005. The Refugio Mine provided cash of $6.1 million and the Julietta Mine and Petrex Mines generated cash of $1.8 million and $4.5 million, respectively. Cash provided by mining activities was partly offset by cash required for corporate general and administrative costs and for realized non-hedge derivative losses. For the nine months ended September 30, 2006, cash flow from operations, before changes in non-cash working capital, increased to $29 million and was $43.5 million higher than in the prior year’s period.

For the third quarter of 2005, the Company’s cash to operating activities, before changes in non-cash working capital, resulted in a net cash outflow of approximately $4 million, mainly attributable to the Refugio Mine start-up costs and corporate general and administrative expenses. Before changes in non-cash working capital, positive operating cash flow from the Julietta Mine totalled approximately $5.6 million for the quarter whereas operating cash flow from the Petrex Mines was negative $2.2 million.

Financing activities
On September 7, 2006, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 21.2 million units of the Company at a price of Cdn.$6.25 per unit for gross proceeds of Cdn.$132.25 million, including the gross proceeds received from the exercise of an over allotment option by the underwriters. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$10.00 per share until September 7, 2011. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering. The net proceeds from the offering will be used for further exploration, development and construction of the Kupol property in Russia and for general corporate purposes. For accounting purposes, the Company has allocated $14.6 million of the net proceeds received from the offering to the share purchase warrants issued, based on their estimated fair value.

On May 26, 2006, the Company’s 75% owned Russian subsidiary, Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, made an initial $200 million drawdown on the Kupol Project Loan which consists of two tranches totalling $400 million. The initial $200 million was used in part to repay the $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol Mine. The Company has received a waiver from the project lenders giving the Company until December 31, 2006 to complete certain conditions precedent which remain outstanding. The Company drew down an additional $40 million on the Kupol Project Loan in the third quarter of 2006. However, no further draw downs may be made until the outstanding conditions precedent are completed.

The first tranche of the Project Loan is for $250 million and has been successfully syndicated to a group of multilateral and finance institutions by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking. The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis. The Project Loan is secured against the Kupol Mine and guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. In addition, CMGC has arranged a subordinated loan with the IFC for $25 million for the development of the Kupol Mine, $19.5 million of which was drawn down early in May 2006 and a further $0.3 million in June.

During the third quarter of 2006, the government of Chukotka made an equity contribution in CMGC of $16.9 million in order to match its pro-rata share (25%) of an equity contribution made by the Company in CMGC through the importation of equipment into Russia as charter capital.

During the third quarter of 2006, the Refugio Mine operating company, CMM made capital lease repayments totalling $1.7 million of which the Company’s 50% share was $0.85 million, in connection with the Refugio mining fleet. In addition, CMM fully repaid the remaining outstanding balance of $5.3 million (the Company’s 50% share - $2.6 million) relating to a $10 million demand loan facility with Scotiabank Sud Americano.

During the third quarter of 2005, the Company drew down an additional $67.5 million on the Kupol bridge loan facility.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes relating to the restart of operations at the Refugio Mine. The Company drew down $2.25 million of this facility in the third quarter of 2005. During the third quarter of 2005, due to the delayed start-up at the Refugio Mine, CMM entered into a $10 million demand loan facility with Scotiabank Sud Americano of which $5.6 million (the Company’s 50% share - $2.8 million) was drawn down in the quarter. This facility was fully repaid in the third quarter of 2006.

The remaining $1.5 million principal amount of the Julietta IFC project loan was repaid by the Company on September 15, 2005, being the maturity date of the loan.

The following are the Company’s contractual obligations as at September 30, 2006:

Contractual obligations	Total	2006	2007	2008	2009	2010	2011+
Long-term debt (1) (3) Capital lease obligations (2) Purchase obligations	$356,838 11,822 12,691	$18,768 853 -	$ 8,250 3,407 4,494	$24,000 3,400 4,843	$67,500 4,057 3,354	$50,250 105 -	$188,070 - -
Total contractual obligations	$381,351	$19,621	$16,151	$32,243	$74,911	$50,355	$188,070

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue date was $56.2 million at September 30, 2006.

(2)

As at September 30, 2006, CMM, the Company’s 50% owned joint venture company in Chile, had entered into capital equipment leases with outstanding balances totalling $21.1 million (the Company’s 50% share - $10.6 million) for the Refugio mining fleet. Amounts shown in the table include approximately $1.3 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has classified the principal balance of $12.1 million as repayable in 2006. However, repayments in accordance with the original payment schedule would have been $5 million in 2006 and $7.1 million in 2007. Likewise the Petrex rand denominated working capital loan of $6.6 million (50.7 million rand) has been classified as a 2006 obligation rather than as a 2009 obligation which is the maximum term of the working capital loan as currently structured.

(4)

The Company has issued 8.5 million share purchase warrants to the International Finance Corporation ("IFC"), each warrant entitling the IFC to purchase one common share of the Company at a price of $2.94 per share until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan which currently has a balance of $19.8 million.

Investing activities
	Third Quarter				Nine Months
Capital expenditures	2006		2005		2006		2005
	$		$		$		$

Kupol development and construction	83,471	(1)	55,826	(1)	170,716	(1)	113,534	(1)
Kupol exploration	7,365		7,309		9,263		15,728
Julietta Mine	2,424		720		4,331		2,499
Julietta exploration	1,029		1,963		3,775		5,372
Refugio Mine	512		1,559		5,541		14,918
Refugio exploration	744		-		1,337		-
Petrex Mines	921		1,540		3,122		4,272
Petrex exploration	-		326		-		1,102
Acquisition, exploration and development	1,592		1,479		4,488		4,937

(1) For the nine months and three months ended September 30, 2006, Kupol development and construction expenditures include $12,447 (2005 - $5,806) and $ 8,567 (Q3 2005 - $2,694), respectively, related to capitalized interest expenses and other Kupol project financing costs and $5,512 (2005 - $7,449) and $2,279 (Q3 2005 - $1,529), respectively, related to Russian refundable value added tax.

For the quarter ended September 30, 2006, the Company expended approximately $83.5 million on the development and construction of the Kupol Mine in far-eastern Russia. Major procurement of equipment, consumables and supplies for the 2006 and 2007 construction seasons was completed and shipping to the port of Pevek was commenced during the quarter. All supplies are expected to be offloaded in Pevek in the fourth quarter of 2006.

Construction activities during the third quarter of 2006 included ongoing construction of the Kupol airstrip, site roads, drainage ditches and surface runoff impoundments. Underground development for the south portal access area is progressing with both the main haulage and ventilation declines advancing according to schedule. The permanent man camp, including power supply, water supply, heating and sewage treatment systems was commissioned and all employees and contractors have been moved from the temporary man camp to the new facility. The main processing, maintenance and administration complex building as well as the crusher building have been erected. Work is now proceeding on setting the jaw crusher, ball mill and SAG mill. Work is also progressing on installing a heating system and constructing interior divisions within the main building as well as installation of the arctic corridor between the camp and mill.

The construction cost to completion of the Kupol mill facilities, underground development, mining equipment, tailings pond, man camp, air strip and the open pit pre-strip has increased 16% from $387.8 million to $451.1 million. The man camp was completed on budget and the mill facilities are also projected to be completed on budget. Mining equipment has increased by $14.5 million as additional winter road maintenance, underground and open pit equipment needs have been identified. Higher labour rates, transportation costs and fuel prices account for most of the remaining variance from budget, affecting under ground and open pit mining as well as tailings pond construction. Total project funding requirements for the Kupol project have increased by 17% from $512.8 million to $599.0 million, which includes financing costs of $72.8 million, start up working capital of $67.6 million, duties and property taxes of $12.3 million and a contingency of $7.5 million. More than half of the $86.2 million increase, $48.6 million, relates to fuel and other start-up working capital consumables that will be charged to operating costs from June 2008 to May 2009.

On September 26, 2006, the Company announced that CMGC was awarded two new exploration licenses surrounding, and adjacent to, the Kupol project where Bema is currently developing the Kupol Mine. With the acquisition of these two licenses, Kupol West and Kupol East, CMGC increases its overall land position in the Kupol Project area from approximately 17.5 square kilometers to a combined approximate 425.5 square kilometers. The Kupol West and East licenses were awarded to CMGC which is 75% owned by the Company and 25% owned by the government of Chukotka, through an auction and tender by the Russian Federal Agency for Management of Mineral Resources. The Kupol West license surrounds the original Kupol project area and represents an expansion of the existing property area from approximately 17.5 square kilometers to approximately 231.5 square kilometers. The new license area also covers the potential northern and southern extensions of the main Kupol vein. Previous Russian surface exploration sampling had identified four gold/silver prospects in the area covered by the Kupol West license. The Kupol East license is situated 3.5 kilometers to the east of the Kupol West boundary and covers an additional area of 194 square kilometers. Previous Russian exploration work has identified two gold/silver prospects. The Company intends to commence extensive exploration programs on the Kupol West and East licenses in 2007 consisting of mapping, surface sampling, geophysics, trenching and diamond drilling.

Included in acquisition, exploration and development expenditures in the quarter ended September 30, 2006 was approximately $1 million expended on jointly exploring mineral opportunities within a 120,000 square kilometre area of northern Colombia with AngloGold Ashanti Limited. In addition, $0.5 million was incurred on the Cerro Casale property in the third quarter of 2006.

Included in acquisition, exploration and development expenditures in the quarter ended September 30, 2005 was approximately $1.1 million of flow-through expenditures incurred on the Monument Bay property in Canada and $0.3 million incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia. The East Pansky property is held by Consolidated Puma Minerals Corp. (“Puma”) which is 39% owned by the Company. Effective December 23, 2005, the Company ceased to consolidate the accounts of Puma following a dilution of its shareholding in Puma.

Cerro Casale update
On June 27, 2006, the Company announced that it has entered into definitive agreements with Barrick and Arizona Star and that the Company and Arizona Star were proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile which hosts the large Cerro Casale gold-copper deposit. The definitive agreements were entered into pursuant to the agreement in principle with Placer Dome Inc. (“Placer Dome”) to sell its interest in CMC announced on October 26, 2005. The transfer of Barrick’s interest is effective on June 30, 2006 and results in the Company holding a 49% interest in the Aldebaran Property.

Under the terms of these agreements, the Company and Arizona Star will jointly pay to Barrick $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star.

On July 24, 2006, the Company announced the results of a project development appraisal for the Cerro Casale project. The appraisal, conducted by Mine Quarry Engineering Services Inc. (“Mine Quarry”), analyzed and modified ore processing concepts and updated the projected operating and capital costs from the 2000 feasibility study completed by Placer Dome and updated by Placer Dome in 2004. In August 2006, AMEC Technical Services Inc. completed a National Instrument 43-101 Technical Report on the Cerro Casale project updating the NI 43-101 report completed in 2005 and verifies the conclusions of the development appraisal prepared by Mine Quarry.

The base case parameters established for the detailed project development appraisal includes open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and rescheduled to optimize the effect of heap leaching the oxide ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves estimated at 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing approximately 23 million ounces of gold and 5.8 billion pounds of copper. The base case for the project development appraisal (100% basis) requires an estimated initial capital investment of $1.96 billion, generates a projected pre-tax 100% equity internal rate of return of 13.1%, has a net present value of $1.35 billion at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The project life is projected at 17 years with a payback period of 4.9 years. Average gold production is projected at approximately one million ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver. This economic analysis excludes taxes, working capital, royalties and financing costs, and therefore must be considered preliminary at this time.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics. This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. As a result, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer Dome during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Sulphide copper concentrate will be produced and shipped off site for smelting and refining. Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

Gold forward and option contracts
The Company was required by lenders of its project loan facilities to enter into gold and silver hedge contracts over the life of the loans in order to cover a portion of the value of the mines’ future operating and debt service costs. In addition, the Company may at times enter into additional gold forward and/or gold and silver option contracts to protect against a decline in future metal prices. The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at September 30, 2006:

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	34,500	29,050	38,750	197,250
Average price per ounce	$458	$359	$509	$563

Put options purchased
$290 strike price (ounces)	5,565	21,342	38,646	-
$390 to $422 strike price (ounces)	17,000	68,000	38,500	-
$470 to $500 strike price (ounces)	-	-	6,250	623,565

Call options sold (ounces)	14,750	59,000	42,750	418,430
Average price per ounce	$462	$462	$477	$676

Contingent forwards sold (maximum)
$350 strike price (ounces)	9,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	300,000	-	-	2,700,000
Average price per ounce	$7.78	$-	$-	$8.20

Put options purchased (ounces)	150,000	-	-	8,100,000
Average price per ounce	$6.34	$-	$-	$9.67

Call options sold (ounces)	150,000	-	-	8,100,000
Average price per ounce	$7.65	$-	$-	$13.83

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 9 million ounces of silver at a fixed rate of 2%, expiring throughout the years 2009 to 2011, relating to the Kupol project.

The Company’s entire committed gold contracts represent approximately 4% of the Company’s estimated mineral reserves and measured and indicated mineral resources. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at September 30, 2006 was approximately negative $96 million.

OUTLOOK (acquisition of Bema by Kinross)
On November 10, 2006, Bema and Kinross Gold Corporation (“Kinross”) announced that their Boards of Directors had unanimously approved Kinross’ acquisition of Bema. The acquisition will be completed by way of a shareholder-approved plan of arrangement whereby each common share of Bema will be exchanged for 0.441 of a Kinross common share representing a 34 per cent premium to the 20-day volume weighted average price of Bema's common shares on the TSX. Upon completion of this transaction, 61 per cent of Kinross will be held by existing Kinross shareholders and 39 per cent by existing Bema shareholders. In addition, following completion of the transaction, all outstanding options and warrants of Bema will be exercisable to acquire that number of common shares of Kinross determined by reference to the share exchange ratio. Other terms of the transaction include an agreement by Bema to pay a break fee to Kinross under certain circumstances in the amount of Cdn.$79 million. Bema has also provided Kinross with certain other customary rights, including a right to match competing offers.

The acquisition of Bema is subject to the parties completing due diligence and entering into a further definitive agreement providing for the specific mechanics for completing the transaction. The Board of Directors of Bema has unanimously recommended the transaction to shareholders and will sign support agreements in favour of the transaction. The acquisition is subject to all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The acquisition is expected to require the approval of (i) at least two-thirds of the votes cast by Bema shareholders present in person or by proxy at a meeting expected to be held in January 2007; and (ii) a majority of the votes cast by Bema shareholders present in person or by proxy at such meeting, excluding votes cast by those Bema shareholders required to be excluded pursuant to the minority approval provisions of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des marchés financiers. A proxy circular, setting out details of the transaction and voting procedures, is expected to be mailed to Bema shareholders in December 2006. Kinross will select one Bema nominee to be included in Kinross' management slate of Directors to be nominated for election at Kinross' next annual shareholders' meeting. Until such time, the Bema nominee shall sit as an observer on the Kinross board.

In connection with this transaction, it is anticipated that the existing Bema management will form a new company (“NewCo”) that will purchase certain Bema assets for aggregate consideration of $20 million, including:

-    An exploration alliance in Chukotka aimed at developing future gold opportunities
-    An exploration joint venture in northern Colombia with AngloGold Ashanti Limited
-    All of the shares of Bema SA owned by Bema

Kinross will have a right to maintain a 9.9 per equity interest in NewCo and an option to acquire up to a 19.9 per cent of NewCo in any initial public offering.

The Bema Board of Directors has unanimously approved this transaction and an independent advisor has provided an opinion that the transaction consideration to be received by Bema shareholders is fair from a financial point of view. Bema management believes that the two companies create an excellent combination due to complementary strengths, geographic synergies and similar growth profiles. Bema shareholders are getting an attractive premium to become part of a stronger company that will create near and long-term value for all shareholders.

Outstanding Share Data
As at November 10, 2006, there were 482,272,796 common shares outstanding. The Company has the following stock options and warrants outstanding as at November 10, 2006 as disclosed in the tables below. In addition, the $70 million of corporate Convertible Notes due in 2011 are convertible at $4.66 per share into 15,008,576 common shares of the Company.

			Weighted-
	Range of	Number of	average
	exercise prices	outstanding stock	years to
	(in Cdn.$)	options	expiry

Granted in 2001	1.04	500,000	0.4
Granted in 2003	1.40 - 5.39	4,077,267	1.5
Granted in 2004	3.43 - 4.53	3,740,000	7.3
Granted in 2005	2.42 - 3.59	4,357,369	7.6
Granted in 2006	4.35 - 5.32	8,915,045	8.4

		21,589,681	6.6

	Number of
	outstanding	Exercise
	warrants	prices	Expiry dates

Warrants issued in connection		Cdn.$1.40 –
with EAGC acquisition	25,239,250	Cdn.$1.90	October 2007
Warrants issued in connection
with Kupol project financing to:
International Finance Corporation	8,503,401	$2.94	March 2014
Bayerische Hypo- und Vereinsbank AG	850,000	$2.80 - $5.73	April 2010 to May 2011
Warrants issued in connection with “bought
deal” equity financing on September 7,
2006.	10,580,000	Cdn$10.00	September 2011

	45,172,651